UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K, unless otherwise indicated, the term “Company” or “DDC” refers to DDC Enterprise Limited.

On July 9, 2024, the Company received a notice (the “Notice”) from the NYSE American LLC (the “NYSE American”) notifying the Company that it has accepted the Company’s plan to regain compliance with NYSE American’s continued listing standards.

The NYSE American has reviewed DDC’s compliance plan and information submitted on May 23, 2024, and has allowed the Company to work towards regaining compliance by October 23, 2025. During this time, the Company will be subject to quarterly monitoring for compliance with the plan. If the Company does not regain compliance with NYSE American’s listing standards by October 23, 2025, or if the Company does not make progress consistent with its plan, then the NYSE American will initiate delisting proceedings at that time. Although DDC is not currently in compliance with continued listing standards, its listing is being continued pursuant to the extension granted by the Notice.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: July 11, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Dated July 11, 2024